Alston&Bird llp

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Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                    Direct Dial: 202-239-3346                      E-mail: david.baum@alston.com

April 15, 2016

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Centerstone Investors Trust (File Nos. 333-208987; 811-23128): Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A – Centerstone Investors Fund and Centerstone International Fund

Ladies and Gentlemen:

On behalf of Centerstone Investors Trust (the “Trust”) and its series, the Centerstone Investors Fund and Centerstone International Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), is a copy of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A. The purpose of this filing is to update information, respond to SEC staff comments on the Trust’s initial filing and make certain other non-material changes with respect to the above mentioned series. A comment response letter regarding the Trust’s initial filing on Form N-1A was filed on April 6, 2016.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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